Exhibit 19.1

PERSONAL ACCOUNT TRADING POLICY

1.	Introduction

The WGC expects the highest standards of conduct in relation to the personal investment activity of its staff. All staff must engage in personal account trading in a manner that is compliant with applicable laws and regulations and which prevents any actual or perceived conflicts of interest.

2.	Scope

This Policy applies to all personally-directed trading activity of Staff. This includes the execution of transactions in securities and other related products, including but not limited to equities, debt, commodities, derivatives (including spread betting products), and covers any brokerage accounts, plans, funds or other products in which a member of staff has the power, directly or indirectly, to make or influence investment decisions. It also includes investments in commodities that are physically held, including gold bars and coins. It is not intended to include any investment decisions that are made by, nor plans, funds or products entirely managed by, third parties on a discretionary basis, nor to the execution of transactions that are pre-set or automated (such as automatic dividend reinvestment or stop-loss orders).

3.	General Principles

3.1	Conflicts of Interest

All Staff must pursue the best interests of the WGC. As such, Staff are prohibited from engaging in trading activity if this would (or would be perceived to) create a conflict of interest between the employee and the WGC. Staff must not use access to confidential or proprietary information in any way to advantage their personal investing activity.

3.2	Insider Trading

Staff may not engage in any personal trading activity when in possession of non-public, price-sensitive information relating to the security or issuer in question. Instances where this could occur include, but are not limited to, changing the fee structure of a WGC product, materially changing the product or closing down the product. Any member of Staff who is in possession of non-public, price sensitive information must not disclose that information to any person outside WGC.

4.	Additional Guidance

4.1	Blackout Periods

Staff may not engage in any personal account trading activity in relation to physical gold or any gold-related security or instrument (whether sponsored by WGC or not) (altogether, “Gold Investment”) in the 21 days prior to the official publication of Gold Demand Tends reports. The Legal Team will notify all staff of the start of these blackout periods.

From time to time, WGC may announce separate and additional blackout periods, including for example in relation to significant changes to WGC products, market structure initiatives or the publication of significant ad hoc reports or materials.

4.2	Minimum Holding Periods

Staff must engage in personal account trading in Gold Investments for investment purposes as opposed to trading. As such, staff are required to adhere to a holding period of 14 calendar days in relation to any Gold Investment.

4.3	Short Selling

Staff are prohibited from engaging in any short selling of any WGC product (including GLD and GLDM) or of the securities of any WGC member or company in the gold mining industry. A list of WGC members can be found at https://www.gold.org/who-we-are/our-members.

4.4	Third Parties

Where this Policy precludes a member of staff from engaging in certain activity, Staff are also prohibited from having any third party take such action on their behalf and equally may not recommend that action to any such third party.

4.5	Disclosure

Members of staff may from time to time be requested to provide information in relation to their personal account trading activity, including documentation from their personal brokerage accounts, in order to verify compliance with this policy.